DREYFUS INSURED MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS   July 31, 2004 (Unaudited)

Long-Term Municipal Investments--96.6%	Principal Amount ($)	Value ($)
Alabama--4.0%		
Auburn University General Fee Revenue 5.75%, 6/1/2017 (Insured; MBIA)	1,000,000	1,117,650
Jefferson County, Capital Improvement and Warrants 5%, 4/1/2009 (Insured; MBIA)	4,000,000	4,341,440
Alaska--3.7%		
Alaska International Airports System, Revenue 5.75%, 10/1/2020 (Insured; AMBAC)	4,500,000	5,004,810
Arizona--1.6%		
Phoenix Civic Improvement Corp., Water System Revenue 5.25%, 7/1/2015 (Insured; FGIC)	2,000,000	2,210,960
California--7.3%		
California, Economic Recovery 5.25%, 7/1/2014 (Insured; FGIC)	2,000,000	2,225,500
California Department of Water Resources, Power Supply Revenue 5.50%, 5/1/2009 (Insured; MBIA)	5,000,000	5,563,450
San Diego Unified School District Zero Coupon, 7/1/2015 (Insured; FGIC)	3,690,000	2,239,719
Colorado--.8%		
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) 5.75%, 12/15/2017 (Insured; FGIC)	1,000,000	1,141,430

Connecticut--4.3%

Connecticut Special Tax Obligation, Revenue (Transportation Infrastructure Purpose) 5%, 1/1/2023 (Insured; FGIC)	2,000,000	2,062,840
University of Connecticut 5%, 1/15/2017 (Insured; MBIA)	3,520,000	3,764,816

Delaware--5.4%

Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) 6.20%, 6/1/2025 (Insured; AMBAC)	5,000,000	5,253,550
Delaware River and Bay Authority, Revenue 5.25%, 1/1/2016 (Insured; MBIA)	2,015,000	2,183,736

Florida--2.0%

Tampa Bay Water, Utility System Improvement Revenue 5.25%, 10/1/2019 (Insured; FGIC)	2,575,000	2,750,769

Idaho--1.5%

Boise State University, Revenue 5.375%, 4/1/2022 (Insured; FGIC)	2,000,000	2,116,960

Illinois--2.6%

Chicago, Project 5.50%, 1/1/2040 (Insured; FGIC)	1,000,000	1,037,180
Chicago O'Hare International Airport, Revenue (General Airport Third Lien) 5.25%, 1/1/2027 (Insured; MBIA)	2,500,000	2,523,000

Indiana--2.7%

Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) 5.50%, 2/1/2026 (Insured; MBIA)	3,500,000	3,664,290

Massachusetts--.7%

Massachusetts Housing Finance Agency, Housing Revenue (Rental-Mortgage) 6.50%, 7/1/2025 (Insured; AMBAC)	905,000	930,792

Minnesota--2.4%

Southern Minnesota Municipal Power Agency, Power Supply System Revenue 5%, 1/1/2012 (Insured; MBIA)	3,000,000	3,274,320

Missouri--5.9%

The City of Saint Louis, Airport Revenue (Airport Development Program):		
5%, 7/1/2011 (Insured; MBIA)	5,000,000	5,391,900
5.625%, 7/1/2019 (Insured; MBIA)	2,500,000	2,749,700

New Jersey--7.6%

New Jersey 5.25%, 7/1/2016 (Insured; MBIA)	1,425,000	1,581,793
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co.) 6.40%, 5/1/2032 (Insured; MBIA)	7,600,000	7,829,520
New Jersey Health Care Facilities Financing Authority, Revenue (Jersey Shore Medical Center) 6.25%, 7/1/2021 (Insured; AMBAC)	70,000	71,639
New Jersey Housing and Mortgage Finance Agency, Revenue Home Buyer 6.20%, 10/1/2025 (Insured; MBIA)	965,000	981,280

New York--7.2%

Metropolitan Transportation Authority:		
(State Service Contract) 5.50%, 1/1/2020 (Insured; MBIA)	2,000,000	2,176,780
Transportation Revenue 5.50%, 11/15/2019 (Insured; AMBAC)	5,000,000	5,491,600
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5%, 6/15/2014 (Insured; FSA)	2,000,000	2,171,960

North Carolina--.8%

Catawba County, COP (Catawba County Public School and Community College Facilities Project) 5.25%, 6/1/2016 (Insured; MBIA)	1,000,000 a	1,087,620

North Dakota--2.6%

Mercer County, PCR (Montana-Dakota Utilities Co. Project) 6.65%, 6/1/2022 (Insured; FGIC)	3,500,000	3,513,510

Ohio--1.6%

Ohio Turnpike Commission, Turnpike Revenue 5.50%, 2/15/2017 (Insured; FGIC)	1,995,000	2,255,188

Oregon--1.2%

Oregon, Department of Administrative Services,
  Lottery Revenue
  5%, 4/1/2012 (Insured; FSA)
	1,500,000	1,640,100

Pennsylvania--1.2%

Perkiomen Valley School District, GO 5.25%, 3/1/2028 (Insured; FSA)	1,550,000 a	1,603,506

South Carolina--3.8%

South Carolina Transportation
  Infrastructure Bank, Revenue
  5%, 10/1/2024 (Insured; AMBAC)
	2,500,000	2,544,925

Spartanburg Sanitary Sewer District,
  Sewer System Revenue
  5.25%, 3/1/2030 (Insured; MBIA)
	1,000,000	1,030,720

University of South Carolina,
  Athletic Facilities Revenue
  5.50%, 5/1/2022 (Insured; AMBAC)
	1,575,000	1,684,982

Texas--6.7%

Brownsville Housing Finance Corp., SFMR
  (Mortgage-Multiple Originators and
  Services) 9.625%, 12/1/2011
  (Insured; FGIC)
	140,000	140,448

City of San Antonio, Water System Revenue:
  5.50%, 5/15/2019 (Insured; FSA)
  5.50%, 5/15/2020 (Insured; FSA)
	1,000,000
	2,500,000
		1,093,760
		2,718,575

Houston Area Water Corp., City of Houston
  Contract Revenue (Northeast Water Purification
  Plant Project)
  5.25%, 3/1/2023 (Insured; FGIC)
	2,470,000	2,569,319

Texas Turnpike Authority (Central Texas
  Turnpike System) Revenue
  5.50%, 8/15/2039 (Insured; AMBAC)
	2,500,000	2,611,475

Virginia--7.6%

Danville Industrial Development Authority, HR (Danville Regional Medical Center) 5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,596,285
Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured; FSA)	1,225,000	1,377,623
Upper Occoquan Sewer Authority, Regional Sewer Revenue 5.15%, 7/1/2020 (Insured; MBIA)	5,210,000	5,688,122
Virginia University Revenue (General Pledge) 5%, 5/1/2014 (Insured; AMBAC)	1,615,000	1,745,896

Washington--4.8%

Washington, MFMR: (Gilman Meadows Project) 7.40%, 1/1/2030 (Insured; FSA)	3,000,000	3,086,160
(Mallard Cove Project 1) 7.40%, 1/1/2030 (Insured; FSA)	765,000	786,971
(Mallard Cove Project 2) 7.40%, 1/1/2030 (Insured; FSA)	2,665,000	2,741,539

West Virginia--5.4%

West Virginia: 6.50%, 11/1/2026 (Insured; FGIC)	2,600,000	3,004,404
Zero Coupon, 11/1/2026 (Insured; FGIC)	5,450,000	1,622,410
West Virginia Building Commission, LR (West Virginia Regional Jail) 5.375%, 7/1/2021 (Insured; AMBAC)	2,505,000	2,761,011

U.S. Related--1.2%

Puerto Rico Highway and
  Transportation Authority,
  Transportation Revenue
  5.50%, 7/1/2012 (Insured; FGIC)
	1,500,000	1,703,115

Total Long-Term Municipal Investments (cost $128,442,564)		**132,461,048**

Short-Term Municipal Investment--1.4%

New York;

New York City, VRDN
  1.08% (Insured; MBIA)
  (cost $1,900,000)
	1,900,000 b	**1,900,000**

Total Investments (cost $130,342,564)	**98.0%**	**134,361,048**
Cash and Receivables (Net)	**2.0%**	**2,732,837**
Net Assets	**100.0%**	**137,093,885**

Notes to Statement of Investments:
a Purchased on delayed delivery basis.
b Securities payable on demand. Variable interest rate - subject to periodic change.
c At July 31, 2004, 41.5% of the Fund's net assets are insured by MBIA.